UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

EnSync, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

98876R204

(CUSIP Number)

Tairan Guo, Interim Chief Financial Officer

SPI Energy Co., Ltd.

7F/A Block, 1st Building, Jinqi Plaza

No. 2145 Jinshajiang Road, Putuo District

Shanghai, P.R. China

Telephone: +86 21-8012 9001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 21, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 98876R204	Page 2 of 7 Pages

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SPI Energy Co., Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 100,000,000 shares of common stock[1]
	8	Shared voting power 0
	9	Sole dispositive power 100,000,000 shares of common stock[1]
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 100,000,000 shares of common stock[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 67.7%[2]
14	Type of reporting person (see instructions) CO

1.	Consists of (i) 8,000,000 shares of the issuer’s common stock issued to the reporting person on the date of acquisition, (ii) 42,000,000 shares of the issuer’s common stock issuable upon the conversion of 28,048 shares of the issuer’s Series C Convertible Preferred Stock, assuming such preferred stock is convertible within 60 days from the date of acquisition and (iii) 50,000,000 shares of the issuer’s common stock upon the exercise of a warrant to purchase such amount of common stock, assuming such warrant is exercisable within 60 days from the date of acquisition. See Item 5.
2.	Percentage calculated based on 147,644,821 shares of the issuer’s common stock, representing (i) 47,644,821 shares of the issuer’s common stock outstanding as of March 31, 2016 as disclosed in the issuer’s quarterly report on Form 10-Q filed with the Securities Exchange and Commission on May 11, 2016 and (ii) 100,000,000 shares of the issuer’s common stock (see Note 1 above).

SCHEDULE 13D

CUSIP No. 98876R204	Page 3 of 7 Pages

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SPI Solar, Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 100,000,000 shares of common stock[1]
	8	Shared voting power 0
	9	Sole dispositive power 100,000,000 shares of common stock[1]
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 100,000,000 shares of common stock[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 67.7%[2]
14	Type of reporting person (see instructions) CO

1.	Consists of (i) 8,000,000 shares of the issuer’s common stock issued to the reporting person on the date of acquisition, (ii) 42,000,000 shares of the issuer’s common stock issuable upon the conversion of 28,048 shares of the issuer’s Series C Convertible Preferred Stock, assuming such preferred stock is convertible within 60 days from the date of acquisition and (iii) 50,000,000 shares of the issuer’s common stock upon the exercise of a warrant to purchase such amount of common stock, assuming such warrant is exercisable within 60 days from the date of acquisition. See Item 5.
2.	Percentage calculated based on 147,644,821 shares of the issuer’s common stock, representing (i) 47,644,821 shares of the issuer’s common stock outstanding as of March 31, 2016 as disclosed in the issuer’s quarterly report on Form 10-Q filed with the Securities Exchange and Commission on May 11, 2016 and (ii) 100,000,000 shares of the issuer’s common stock (see Note 1 above).

This Amendment No 1. amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 16, 2015 (the “Original Schedule 13D,” and, together with this Amendment No. 1, the “Statement”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of EnSync, Inc. (formerly known as ZBB Energy Corporation), a Wisconsin corporation (the “Issuer”).

Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Original Schedule 13D.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated as follows:

This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of EnSync, Inc., a Wisconsin corporation (the “Issuer”). The Issuer’s principal executive offices are located at N93 W14475 Whittaker Way, Menomonee Falls, Wisconsin.

Item 2.	Identity and Background.

Item 2 is hereby amended and supplemented as follows:

This Statement is being filed on behalf of SPI Energy Co., Ltd., a Cayman Islands company, and SPI Solar, Inc., a Delaware corporation and a direct subsidiary of SPI Energy Co., Ltd. (“SPI Solar,” and together with SPI Energy Co., Ltd., the “Reporting Persons”).

The address of the principal office of SPI Energy Co., Ltd. is 7F/A Block, 1st Building, Jinqi Plaza, No. 2145 Jinshajiang Road, Putuo District, Shanghai, P.R. China. The address of the principal office of SPI Solar is c/o SPI Energy Co., Ltd., 7F/A Block, 1st Building, Jinqi Plaza, No. 2145 Jinshajiang Road, Putuo District, Shanghai, P.R. China.

The principal business activity of the Reporting Persons is engaging in providing photovoltaic solutions for business, residential, government and utility customers and investors.

During the last five years, neither of the Reporting Persons: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 99.4 hereto.

Item 3.	Source and Amount of Funds or Other Considerations.

No material change.

Item 4.	Purpose of Transaction.

No material change.

Item 5.	Interest in Securities of the Issuer.

No material change.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

On June 21, 2016, SPI Solar entered into a loan agreement (the “Loan Agreement”) with Head & Shoulders Credit Limited (“Head & Shoulders”). In connection therewith, SPI Solar has pledged the Subscribed Common Shares to Head & Shoulders as security for the due payment of the secured obligations by SPI Solar and the due performance of SPI Solar’s obligations under the Loan Agreement in accordance with a deed of share charge (the “Deed of Share Charge”) between SPI Solar and Head & Shoulders. The Loan Agreement contains default and similar provisions that are standard for such agreements. Head & Shoulders may not exercise voting or dispositive power over the pledged Subscribed Common Shares prior to an event of default under the Loan Agreement.

The information set forth in Items 3 and 4 of this Statement is hereby incorporated by reference.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Except as set forth herein, none of the Subscribed Common Shares, the Subscribed Preferred Shares, the Warrant or the Common Stock issuable upon conversion of the Subscribed Preferred Shares or exercise of the Warrant as beneficially owned by the Reporting Persons is pledged or otherwise subject to a contingency the occurrence of which would give a person voting power or investment power over such securities.

Item 7.	Materials to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by adding Exhibits 99.4 and 99.5 to the end thereof:

Exhibit No.	Description

99.4	Joint Filing Agreement, dated June 22, 2016, between SPI Energy Co., Ltd. and SPI Solar, Inc.

99.5	Deed of Share Charge, dated June 21, 2016, between SPI Solar, Inc. and Head & Shoulders Credit Limited

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2016

SPI Energy Co., Ltd.

/s/ Tairan Guo
Name:	Tairan Guo
Title:	Interim Chief Financial Officer

SPI Solar, Inc.

/s/ Tairan Guo
Name:	Tairan Guo
Title:	Director